

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

May 4, 2010

By U.S. Mail and Facsimile to (303) 463-5416

David J. Cutler
Chief Executive Officer and Chief Financial Officer
Concord Ventures, Inc.
2460 West 26th Avenue, Suite 380-C
Denver Co 80211

Re: Concord Ventures, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2008
        File March 31, 2009
        File No. 0-27055

Dear Mr. Cutler:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                Sincerely,

                                Tia L. Jenkins
                                Senior Assistant Chief Accountant
                                Office of Beverages, Apparel and
                                Health Care Services